UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE

ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-09178

Koor Industries Ltd.
(Exact name of registrant as specified in its charter)

Azrieli Center 3 Triangle Tower - 43rd Floor Tel Aviv 67023, Israel Tel:+972 3 607 5107
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value NIS 0.001 American Depositary Shares, each representing 0.2 Ordinary Share
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicated the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	[X]	Rule 12h-6(c) (for successor registrants)	[ ]
Rule 12h-6(b) (for debt securities)	[ ]	Rule 12h-6(h) (for prior Form 15 filers)	[ ]

In this Form 15F, the terms:

•	The “Company” or “Koor” refers to Koor Industries Ltd.;
•	“ordinary shares” or “shares” refers to ordinary shares, par value NIS 0.001 of the Company;
•	“NYSE” refers to the New York Stock Exchange;
•	“TASE” refers to the Tel Aviv Stock Exchange; and
•	“SEC” or “Commission” refers to the Securities and Exchange Commission.

Part I

Item 1.  Exchange Act Reporting History

A. The Company first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on November 16, 1995, when its American Depositary Shares, each representing 0.2 ordinary share (“ADSs”), were listed on the NYSE.

B. The Company has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form and has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2.  Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering (as defined in Instructions 1 and 2 of Item 2 of Form 15F) under the Securities Act of 1933, as amended (the “Securities Act”) on November 16, 1995. The Company voluntarily delisted the ADSs from the NYSE, effective June 18, 2007, and terminated its American Depositary Receipt (“ADR”) program with The Bank of New York (“BONY”), the depositary, effective June 20, 2007.

Prior to the filing of this Form 15F, the Company has filed a post-effective amendment to terminate the registration of unsold securities under its registration statement on Form S-8 (File No. 333-108510) pursuant to which sales were made to employees of the Company. Consequently, the Company does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.

Item 3.  Foreign Listing and Primary Trading Market

A. The primary trading market for the ordinary shares is the TASE in Tel Aviv, Israel.

B. The ordinary shares were initially listed on TASE on November 28, 1991.  The Company has maintained a listing of the ordinary shares on TASE since that time.

C.  The percentage of trading in the ordinary shares that occurred on TASE as of a recent 12-month period was 97%.  The first and last day of the recent 12-month period were February 1, 2007 and February 1, 2008, respectively.

Item 4.  Comparative Trading Volume Data

Not applicable.

Item 5.  Alternative Record Holder Information

As of October 31, 2007, the number of record holders of the ordinary shares who are United States residents, as determined by the Company in accordance with Rule 12h-6(e), was 226.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A. The Company published a notice of its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both, on February 4, 2008.

B.  The February 4, 2008 press release was released to PR Newswire.  Such notice was also posted on the Company’s website (www.koor.com) and submitted on Form 6-K to the SEC on February 4, 2008.

Item 8.  Prior Form 15 Filers

Not applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on the Investor Relations section of the Company’s website (www.koor.com).

Part III

Item 10.  Exhibits

Not applicable.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.
The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Koor Industries Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Koor Industries Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

KOOR INDUSTRIES LTD. By: /s/ Raanan Cohen Name: Raanan Cohen Title: Chief Executive Officer
Dated: February 11, 2008